

April 4, 2007

via U.S. mail and facsimile

Dan Hollenbach
Chief Financial Officer
Global Employment Holdings, Inc
10375 Park Meadows Drive, Suite
Lone Tree, Colorado, 80124

>   **Re: Item 4.02 Form 8-K**
>   **Filed: March 26, 2007**
>   **File No. 0-51737**

Dear Mr. Hollenbach:

We reviewed your response letter dated April 2, 2007, and have the following comments.

1. We note your response to prior comment 2, and it still remains unclear how you determined it is appropriate to use an expected life shorter than the contractual life, given the guidance in paragraph A26 of SFAS 123R. As discussed in SAB Topic 14, it is generally appropriate to apply the guidance in SFAS 123R to transactions with non-employees unless other authoritative accounting literature more clearly addresses the appropriate accounting, or the application of the guidance in SFAS123R is inconsistent with the <u>terms</u> of the instrument issued. Please tell us if there are any exceptional terms of your financial instruments that affect the accounting treatment, such as restrictions on the ability to transfer the instruments. We also note your response refers to "historical evidence of comparable instruments." Please provide us with your detailed, factual analysis of comparable instruments that objectively supports an accounting treatment other than that suggested by the accounting literature. Finally, provide us with an analysis of the impact of your proposed change on the financial statements for all interim and annual periods affected.

2. As requested in our prior letter, please provide, in writing, a statement from the company acknowledging that:

    *   the company is responsible for the adequacy and accuracy of the disclosure in their filings;
    *   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions regarding these comments, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, to the undersigned at (202) 551-3355.

Sincerely,

Terence S. O'Brien
Accounting Branch Chief